EXHIBIT 99.1

Brookfield Business Partners Completes Sale of Quadrant Energy

BROOKFIELD NEWS, Nov. 26, 2018 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) ("Brookfield Business Partners") together with institutional partners (collectively, “Brookfield”) today announced the completion of the previously announced sale of Quadrant Energy (“Quadrant”) to Santos Limited for US$2.15 billion.

As part of the sale agreement, Brookfield received a contingent payment in relation to Quadrant’s significant Dorado-1 oil discovery and a royalty over all other future hydrocarbons produced in Quadrant’s Bedout Basin tenements. This enables Brookfield to maintain exposure to the upside in these exploration interests.

Brookfield Business Partners  is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A)(EURONEXT: BAMA), a leading global alternative asset manager with more than $330 billion of assets under management. For more information, please visit our website at https://bbu.brookfield.com

Media

Kerrie Muskens
Brookfield Business Partners
Tel: +61 2 9322 2753
Email: kerrie.muskens@au.brookfield.com

Investor Relations

Gwyn Hemme
Brookfield Business Partners
Tel: +1 416 359 8632
Email: gwyn.hemme@brookfield.com